The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2007 JUL 31 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025615

July 30, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Financial results for the First Quarter of Fiscal Year 2007

Notice Regarding Explanatory Material 1st Quarter of Fiscal Year 2007 ended on June 30, 2007

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
AUG 0 2 2007
THOMSON
FINANCIAL

dlw 8/1

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

The Sumitomo Trust & Banking Co., Ltd.
Financial Results for the First Quarter of Fiscal Year 2007

July 30, 2007

Tokyo office	: 4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO, JAPAN
Stock exchange listings	: Tokyo and Osaka (code: 8403)
URL	: http://www.sumitomotrust.co.jp/IR/company/index_en.html
Representative	: Yutaka Morita, President and CEO

(All amounts less than one million yen are rounded down.)

1. Consolidated Financial Results for the First Quarter of Fiscal Year 2007 (April 1, 2007 through June 30, 2007)

(1) Consolidated Financial Results (% of change from previous period)

	Operating Income		Operating Profits		Net Income	
First Quarter Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
June 30, 2007	231,077	37.6	33,944	(15.4)	24,530	(9.0)
June 30, 2006	167,928	(8.5)	40,111	2.6	26,943	7.5
March 31, 2007	853,365	8.0	170,171	(1.0)	103,820	3.7

	Net Income per Share	Net Income per Share (Diluted)
First Quarter Ended	Yen	Yen
June 30, 2007	14.65	14.65
June 30, 2006	16.11	16.10
March 31, 2007	62.05	62.04

(2) Consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share
As of	Millions of Yen	Millions of Yen	%	Yen
June 30, 2007	21,615,866	1,445,550	5.7	736.72
June 30, 2006	20,494,081	1,215,771	5.2	631.02
March 31, 2007	21,003,064	1,447,907	5.9	738.78

(*1) Net Assets to Total Assets Ratio = Net Assets less Minority Interests / Total Assets

2. Forecasts of Consolidated Financial Results for the Fiscal Year 2007 (April 1, 2007 through March 31, 2008)

Figures in the following forecasts of consolidated financial results have not been changed from those announced on May 21, 2007.

(% of change from previous period)

	Operating Income		Operating Profits		Net Income		Net Income per Share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Six Months Ending September 30, 2007	480,000	23.8	90,000	(9.3)	55,000	(14.0)	32.84
Fiscal Year Ending March 31, 2008	980,000	14.8	185,000	8.7	120,000	15.6	71.66

3. Other Information

(1) Changes in the scope of consolidation during the first quarter of fiscal year 2007: None

(2) Use of simplified accounting methods: None

(3) Changes in the accounting policies compared with the ones applied for the latest fiscal year: None

(4) Audit by certified public accountant or audit corporation: None

---

This financial information is summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material.
For further information, please contact the Investor Relation Office, Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : rstbirnews@sumitomotrust.co.jp.

< Reference > Summary of Non-consolidated Financial Results

1. Non-consolidated Financial Results for the First Quarter of Fiscal Year 2007 (April 1, 2007 through June 30, 2007)

(1) Non-consolidated Financial Results (% of change from previous period)

	Operating Income		Operating Profits		Net Income	
First Quarter Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
June 30, 2007	129,211	19.0	25,621	(24.9)	24,638	7.5
June 30, 2006	108,607	(14.8)	34,124	(2.2)	22,919	(0.8)
March 31, 2007	558,470	0.1	134,551	(9.3)	81,813	(7.6)

	Net Income per Share	Net Income per Share (Diluted)
First Quarter Ended	Yen	Yen
June 30, 2007	14.71	14.71
June 30, 2006	13.70	13.70
March 31, 2007	48.90	48.89

(2) Non-consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share
As of	Millions of Yen	Millions of Yen	%	Yen
June 30, 2007	20,998,504	1,192,182	5.7	711.89
June 30, 2006	20,198,218	1,029,577	5.1	615.38
March 31, 2007	20,404,956	1,195,505	5.9	713.90

(*1) Net Assets to Total Assets Ratio = Net Assets / Total Assets

2. Forecasts of Non-consolidated Financial Results for the Fiscal Year 2007 (April 1, 2007 through March 31, 2008)

Figures in the following forecasts of non-consolidated financial results have not been changed from those announced on May 21, 2007.

(% of change from previous period)

	Operating Income		Operating Profits		Net Income		Net Income per Share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Six Months Ending September 30, 2007	280,000	4.8	75,000	(12.7)	45,000	(18.9)	26.87
Fiscal Year Ending March 31, 2008	580,000	3.9	155,000	15.2	100,000	22.2	59.71

Above forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may affect future operating results. Actual results may differ materially from those forecasts depending on various future events and conditions.

Consolidated Balance Sheet

(Millions of Yen)

	Jun-07 (A)	Jun-06 (B)	Change (A-B)	Mar-07
Assets:				
Cash and Due from Banks	502,877	556,391	(53,514)	789,472
Call Loans and Bills Bought	290,497	100,476	190,021	299,623
Receivables under Securities Borrowing Transactions	147,682	-	147,682	-
Monetary Claims Bought	688,316	563,876	124,439	753,314
Trading Assets	734,734	405,053	329,680	608,887
Money Held in Trust	20,233	14,833	5,400	20,031
Securities	5,558,036	6,235,933	(677,896)	5,265,243
Loans and Bills Discounted	10,703,881	10,416,841	287,040	10,487,237
Foreign Exchanges	10,791	3,550	7,241	6,618
Other Assets	2,250,053	1,394,590	855,463	2,077,233
Tangible Fixed Assets	130,984	90,575	40,408	131,120
Intangible Fixed Assets	151,384	143,988	7,395	134,619
Deferred Tax Assets	20,758	20,810	(51)	26,187
Customers' Liabilities for Acceptances and Guarantees	518,772	622,112	(103,340)	516,865
Reserve for Possible Loan Losses	(105,586)	(74,953)	(30,633)	(106,671)
Reserve for Losses on Investment Securities	(7,552)	-	(7,552)	(6,718)
Total Assets	21,615,866	20,494,081	1,121,784	21,003,064
Liabilities:				
Deposits	11,292,326	10,434,375	857,950	11,361,270
Negotiable Certificates of Deposit	2,520,423	1,987,738	532,684	2,354,648
Call Money and Bills Sold	120,317	927,493	(807,176)	153,620
Payables under Repurchase Agreements	897,358	770,175	127,182	683,686
Payables under Securities Lending Transactions	215,910	692,088	(476,178)	292,166
Trading Liabilities	84,927	70,683	14,244	53,682
Borrowed Money	971,449	425,682	545,767	927,931
Foreign Exchanges	21	3	18	4
Short-term Corporate Bonds	464,552	286,800	177,752	333,959
Bonds and Notes	613,896	413,000	200,896	549,455
Borrowed Money from Trust Account	1,250,177	1,592,662	(342,484)	1,319,548
Other Liabilities	1,102,763	1,004,793	97,969	878,955
Reserve for Employees' Bonus	2,960	2,773	186	5,752
Reserve for Bonus for Directors and Corporate Auditors	-	-	-	85
Reserve for Employee Retirement Benefits	10,060	9,970	90	10,078
Deferred Tax Liabilities	98,283	31,546	66,737	107,334
Deferred Tax Liabilities for Land Revaluation	6,113	6,408	(295)	6,113
Acceptances and Guarantees	518,772	622,112	(103,340)	516,865
Total Liabilities	20,170,315	19,278,310	892,005	19,555,157
Net Assets:				
Owners' Equity:	969,645	894,632	75,012	959,340
Capital Stock	287,537	287,447	89	287,517
Capital Surplus	242,559	240,867	1,691	242,538
Retained Earnings	439,970	366,586	73,383	429,674
Treasury Stock	(421)	(269)	(151)	(389)
Valuation and Translation Adjustments:	264,120	161,118	103,001	277,817
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	291,051	193,111	97,940	295,213
Net Deferred Losses on Hedging Instruments, Net of Taxes	(18,994)	(24,269)	5,275	(9,710)
Revaluation Reserve for Land, Net of Taxes	(4,168)	(3,735)	(432)	(4,168)
Foreign Currency Translation Adjustments	(3,768)	(3,987)	218	(3,517)
Minority Interests	211,785	160,019	51,765	210,749
Total Net Assets	1,445,550	1,215,771	229,779	1,447,907
Total Liabilities and Net Assets	21,615,866	20,494,081	1,121,784	21,003,064

Consolidated Statement of Income

(Millions of Yen)

	Jun-07 (A)	Jun-06 (B)	Change (A-B)	Mar-07
Operating Income:				
Trust Fees	10,033	10,937	(903)	73,226
Interest Income:	92,041	71,270	20,770	344,541
Interest on Loans and Discounts	52,907	39,740	13,167	184,710
Interest and Dividends on Securities	30,567	25,039	5,528	127,848
Fees and Commissions	30,842	26,490	4,351	134,250
Trading Income	2,858	1,239	1,618	8,311
Other Operating Income	92,390	54,282	38,107	261,632
Other Income	2,911	3,707	(795)	31,403
Total Operating Income	231,077	167,928	63,148	853,365
Operating Expenses:				
Interest Expenses:	55,793	32,878	22,914	184,455
Interest on Deposits	27,838	16,832	11,006	94,162
Fees and Commissions	6,722	5,231	1,491	30,498
Trading Expenses	440	-	440	166
Other Operating Expenses	82,527	43,770	38,757	222,739
General and Administrative Expenses	48,810	42,538	6,272	183,334
Other Expenses	2,838	3,397	(559)	61,998
Total Operating Expenses	197,133	127,816	69,316	683,194
Operating Profits	33,944	40,111	(6,167)	170,171
Extraordinary Profits	11,561	1,506	10,054	5,214
Extraordinary Losses	95	67	28	7,607
Income before Income Taxes and Others	45,409	41,550	3,858	167,778
Provision for Income Taxes and Others:				
Current	13,914	5,005	8,908	59,830
Deferred	5,673	8,402	(2,728)	(1,086)
Minority Interests	1,292	1,199	92	5,214
Net Income	24,530	26,943	(2,413)	103,820

Consolidated Statement of Changes in Net Asset

First Quarter
Ended June 30, 2007

(Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,517	242,538	429,674	(389)	959,340
Changes of Items during the Period:					
Issuance of New Shares	19	19			39
Dividends from Surplus		-	(14,234)		(14,234)
Net Income			24,530		24,530
Purchase of Treasury Stock				(34)	(34)
Disposal of Treasury Stock		0	-	2	3
Net Changes of Items Other than Owners' Equity					
Total Changes of Items during the Period	19	20	10,295	(31)	10,304
Balance at the End of the Current Period	287,537	242,559	439,970	(421)	969,645

First Quarter
Ended June 30, 2007

(Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	295,213	(9,710)	(4,168)	(3,517)	277,817	210,749	1,447,907
Changes of Items during the Period:							
Issuance of New Shares							39
Dividends from Surplus							(14,234)
Net Income							24,530
Purchase of Treasury Stock							(34)
Disposal of Treasury Stock							3
Net Changes of Items Other than Owners' Equity	(4,161)	(9,283)	-	(251)	(13,696)	1,036	(12,660)
Total Changes of Items during the Period	(4,161)	(9,283)	-	(251)	(13,696)	1,036	(2,356)
Balance at the End of the Current Period	291,051	(18,994)	(4,168)	(3,768)	264,120	211,785	1,445,550

First Quarter
Ended June 30, 2006

(Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	349,751	(251)	877,487
Changes of Items during the Period:					
Issuance of New Shares	163	163			327
Dividends from Surplus		-	(10,035)		(10,035)
Bonuses to Directors			(70)		(70)
Net Income			26,943		26,943
Purchase of Treasury Stock				(20)	(20)
Disposal of Treasury Stock		0	-	2	3
Reversal of Revaluation Reserve for Land, Net of Taxes			(3)		(3)
Net Changes of Items Other than Owners' Equity					
Total Changes of Items during the Period	163	164	16,835	(18)	17,145
Balance at the End of the Current Period	287,447	240,867	366,586	(269)	894,632

First Quarter
Ended June 30, 2006

(Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	248,116	——	(3,740)	(3,871)	240,504	159,085	1,277,076
Changes of Items during the Period:							
Issuance of New Shares							327
Dividends from Surplus							(10,035)
Bonuses to Directors							(70)
Net Income							26,943
Purchase of Treasury Stock							(20)
Disposal of Treasury Stock							3
Reversal of Revaluation Reserve for Land, Net of Taxes							(3)
Net Changes of Items Other than Owners' Equity	(55,005)	(24,269)	4	(115)	(79,385)	934	(78,450)
Total Changes of Items during the Period	(55,005)	(24,269)	4	(115)	(79,385)	934	(61,305)
Balance at the End of the Current Period	193,111	(24,269)	(3,735)	(3,987)	161,118	160,019	1,215,771

< Reference >

Year Ended
March 31, 2007

(Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	349,751	(251)	877,487
Changes of Items during the Period:					
Issuance of New Shares	233	1,832			2,066
Dividends from Surplus		-	(24,256)		(24,256)
Bonuses to Directors			(70)		(70)
Net Income			103,820		103,820
Purchase of Treasury Stock				(145)	(145)
Disposal of Treasury Stock		2	-	6	9
Reversal of Revaluation Reserve for Land, Net of Taxes			429		429
Provision for Reserve for Losses on Overseas Investment			0		0
Net Changes of Items Other than Owners' Equity					
Total Changes of Items during the Period	233	1,835	79,922	(138)	81,853
Balance at the End of the Current Period	287,517	242,538	429,674	(389)	959,340

Year Ended
March 31, 2007

(Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	248,116	———	(3,740)	(3,871)	240,504	159,085	1,277,076
Changes of Items during the Period:							
Issuance of New Shares							2,066
Dividends from Surplus							(24,256)
Bonuses to Directors							(70)
Net Income							103,820
Purchase of Treasury Stock							(145)
Disposal of Treasury Stock							9
Reversal of Revaluation Reserve for Land, Net of Taxes							429
Provision for Reserve for Losses on Overseas Investment							0
Net Changes of Items Other than Owners' Equity	47,096	(9,710)	(427)	354	37,312	51,663	88,976
Total Changes of Items during the Period	47,096	(9,710)	(427)	354	37,312	51,663	170,830
Balance at the End of the Current Period	295,213	(9,710)	(4,168)	(3,517)	277,817	210,749	1,447,907

Segment Information (Consolidated)

Business Segment

First Quarter
Ended June 30, 2007

(Millions of Yen)

	Trust Banking Business	Leasing Business	Financial-Related Business	Total	Elimination	Consolidated
Operating Income	133,311	89,016	11,522	233,850	(2,772)	231,077
Unaffiliated Customers	130,738	88,911	11,428	231,077	-	231,077
Intersegment	2,573	105	94	2,772	(2,772)	-
Operating Expenses	103,372	87,120	8,561	199,054	(1,920)	197,133
Operating Profits	29,939	1,896	2,960	34,795	(851)	33,944

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows.
   (1) Trust Banking Business: trust banking and its supplemental and associated businesses.
   (2) Leasing Business: leasing business
   (3) Financial-Related Business: real estate secured loan, credit cards and other businesses.
3. Above table listed an operating income and operating profits, instead of gross sales and business profit of company in other industries.

First Quarter
Ended June 30, 2006

(Millions of Yen)

	Trust Banking Business	Financial-Related Business	Total	Elimination	Consolidated
Operating Income	112,557	57,468	170,025	(2,097)	167,928
Unaffiliated Customers	110,614	57,313	167,928	-	167,928
Intersegment	1,942	154	2,097	(2,097)	-
Operating Expenses	74,708	54,488	129,197	(1,380)	127,816
Operating Profits	37,848	2,980	40,828	(716)	40,111

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows.
   (1) Trust Banking Business: trust banking and its supplemental and associated businesses.
   (2) Financial-Related Business: leasing business, credit cards and other businesses.
3. Above table listed an operating income and operating profits, instead of gross sales and business profit of company in other industries.

< Reference >
Year Ended
March 31, 2007

(Millions of Yen)

	Trust Banking Business	Leasing Business	Financial-Related Business	Total	Elimination	Consolidated
Operating Income	575,189	241,714	50,487	867,391	(14,025)	853,365
Unaffiliated Customers	570,615	241,472	41,278	853,365	-	853,365
Intersegment	4,574	242	9,209	14,025	(14,025)	-
Operating Expenses	424,490	231,367	31,822	687,681	(4,486)	683,194
Operating Profits	150,698	10,346	18,664	179,710	(9,538)	170,171

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows.
   (1) Trust Banking Business: trust banking and its supplemental and associated businesses.
   (2) Leasing Business: leasing business
   (3) Financial-Related Business: real estate secured loan, credit cards and other businesses.
3. Above table listed an operating income and operating profits, instead of gross sales and business profit of company in other industries.
4. As STB Leasing Co., Ltd. became the consolidated subsidiary, Leasing Business, formerly included in Financial-Related Business, is separately presented.

Non-Consolidated Balance Sheet

(Millions of Yen)

	Jun-07 (A)	Jun-06 (B)	Change (A-B)	Mar-07
Assets:				
Cash and Due from Banks	483,149	543,431	(60,281)	761,614
Call Loans	207,166	50,552	156,613	244,125
Receivables under Securities Borrowing Transactions	147,682	-	147,682	-
Monetary Claims Bought	585,219	563,077	22,142	646,072
Trading Assets	737,652	408,074	329,578	610,925
Money Held in Trust	20,233	14,833	5,400	20,031
Securities	5,822,402	6,402,300	(579,897)	5,504,467
Loans and Bills Discounted	10,993,752	10,570,129	423,622	10,797,440
Foreign Exchanges	10,791	3,550	7,241	6,618
Other Assets	1,208,610	905,988	302,621	1,041,532
Tangible Fixed Assets	114,389	73,923	40,465	114,020
Intangible Fixed Assets	21,157	20,108	1,048	21,392
Customers' Liabilities for Acceptances and Guarantees	750,373	707,570	42,802	741,588
Reserve for Possible Loan Losses	(96,214)	(64,964)	(31,249)	(97,879)
Reserve for Losses on Investment Securities	(7,863)	(358)	(7,504)	(6,993)
Total Assets	20,998,504	20,198,218	800,286	20,404,956
Liabilities:				
Deposits	11,216,007	10,381,347	834,659	11,317,081
Negotiable Certificates of Deposit	2,537,423	2,001,738	535,684	2,371,648
Call Money	120,317	627,493	(507,176)	153,620
Payables under Repurchase Agreements	897,358	770,175	127,182	683,686
Payables under Securities Lending Transactions	215,910	692,088	(476,178)	292,166
Bills Sold	-	300,000	(300,000)	-
Trading Liabilities	87,845	73,703	14,142	55,720
Borrowed Money	866,546	471,052	395,494	826,578
Foreign Exchanges	251	175	75	183
Short-term Corporate Bonds	409,593	286,800	122,793	293,490
Bonds and Notes	320,551	262,700	57,851	260,590
Borrowed Money from Trust Account	1,250,177	1,592,662	(342,484)	1,319,548
Other Liabilities	1,029,019	962,264	66,754	776,518
Reserve for Employees' Bonus	1,044	1,065	(20)	3,620
Reserve for Bonus for Directors and Corporate Auditors	-	-	-	85
Reserve for Employee Retirement Benefits	205	202	3	200
Deferred Tax Liabilities	97,581	31,189	66,391	107,010
Deferred Tax Liabilities for Land Revaluation	6,113	6,408	(295)	6,113
Acceptances and Guarantees	750,373	707,570	42,802	741,588
Total Liabilities	19,806,321	19,168,640	637,681	19,209,450
Net Assets:				
Owners' Equity:	925,375	868,236	57,139	914,963
Capital Stock	287,537	287,447	89	287,517
Capital Surplus:	242,559	240,867	1,691	242,538
Capital Surplus Reserve	242,555	240,866	1,688	242,536
Other Capital Surplus	3	0	2	2
Retained Earnings:	395,700	340,190	55,509	385,296
Earned Surplus Reserve	46,580	46,580	0	46,580
Other Retained Earnings:	349,119	293,610	55,509	338,715
Reserve for Losses on Overseas Investment	0	0	0	0
Other Voluntary Reserve	301,870	251,870	50,000	251,870
Earned Surplus Brought Forward	47,249	41,740	5,509	86,845
Treasury Stock	(421)	(269)	(151)	(389)
Valuation and Translation Adjustments:	266,807	161,341	105,465	280,542
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	290,192	189,346	100,846	294,424
Net Deferred Losses on Hedging Instruments, Net of Taxes	(19,216)	(24,269)	5,052	(9,713)
Revaluation Reserve for Land, Net of Taxes	(4,168)	(3,735)	(432)	(4,168)
Total Net Assets	1,192,182	1,029,577	162,605	1,195,505
Total Liabilities and Net Assets	20,998,504	20,198,218	800,286	20,404,956

Non-Consolidated Statement of Income

(Millions of Yen)

	Jun-07 (A)	Jun-06 (B)	Change (A-B)	Mar-07
Operating Income:				
Trust Fees	10,047	10,937	(890)	73,226
Interest Income:	89,848	68,642	21,206	333,194
Interest on Loans and Discounts	52,041	37,050	14,991	176,239
Interest and Dividends on Securities	30,681	25,616	5,064	128,535
Fees and Commissions	20,651	19,118	1,533	97,249
Trading Income	2,858	1,239	1,618	8,311
Other Operating Income	4,489	6,356	(1,867)	27,953
Other Income	1,316	2,313	(996)	18,535
Total Operating Income	129,211	108,607	20,604	558,470
Operating Expenses:				
Interest Expenses:	56,394	33,362	23,031	187,521
Interest on Deposits	26,742	16,272	10,469	90,565
Fees and Commissions	8,349	8,906	(557)	39,500
Trading Expenses	440	-	440	166
Other Operating Expenses	3,869	1,201	2,667	16,392
General and Administrative Expenses	32,070	29,274	2,795	120,959
Other Expenses	2,466	1,735	730	59,378
Total Operating Expenses	103,589	74,482	29,107	423,918
Operating Profits	25,621	34,124	(8,503)	134,551
Extraordinary Profits	11,668	1,481	10,186	5,210
Extraordinary Losses	43	40	3	7,264
Income before Income Taxes and Others	37,246	35,566	1,680	132,497
Provision for Income Taxes and Others:				
Current	12,649	3,765	8,884	48,046
Deferred	(41)	8,881	(8,922)	2,636
Net Income	24,638	22,919	1,718	81,813

Explanatory Material

1st Quarter of Fiscal Year 2007 ended on June 30, 2007

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

1. Summary of the financial results for the 1st quarter of FY2007

(Consolidated)

		Millions of Yen			
		1Q			Full FY2006
		FY2007	FY2006	Change	
Gross profit	1	**82,681**	82,340	340	384,101
Gross profit before credit costs (1 - 4)	2	**82,681**	82,209	471	385,461
Net trust fees	3	**10,033**	10,937	-903	73,226
Principal guaranteed trust a/c credit costs	4	**-**	130	-130	-1,360
Trust fees from principal guaranteed trust a/c	5	**1,217**	2,520	-1,302	16,356
Other trust fees	6	**8,816**	8,285	530	58,230
Net interest income	7	**36,247**	38,392	-2,144	160,086
Net fees and commissions	8	**24,119**	21,258	2,860	103,751
Net gains on trading	9	**2,417**	1,239	1,177	8,144
Others	10	**9,862**	10,512	-650	38,892
General & administrative expenses	11	**-47,850**	-42,305	-5,545	-183,973
(excluding amortization of goodwill)	12	**-46,013**	-40,455	-5,557	-177,802
Net transfer to general reserves	13	**-**	-	-	-17,527
Banking a/c credit costs	14	**-388**	-53	-335	-23,185
Net gains on stocks	15	**585**	918	-332	4,814
Net income from affiliates by equity method	16	**-153**	742	-895	5,861
Others	17	**-930**	-1,531	600	81
Net operating income	18	**33,944**	**40,111**	**-6,167**	**170,171**
Extraordinary income	19	**11,465**	1,439	10,026	-2,393
Reversal of reserves(*)	20	**1,059**	1,364	-305	-
Gains on return of securities from retirement benefits trust	21	**9,969**	-	9,969	-
Net income before income taxes	22	**45,409**	41,550	3,858	167,778
Income taxes	23	**-13,914**	-5,005	-8,908	-59,830
Deferred income taxes	24	**-5,673**	-8,402	2,728	1,086
Minority interest	25	**-1,292**	-1,199	-92	-5,214
Net income	26	**24,530**	**26,943**	**-2,413**	**103,820**

(*) Due to the reversal of reserves, the amount is included in the extraordinary income.

Total credit costs (4 + 13 + 14 + 20)	27	**670**	1,442	-771	-42,073

Net business profit before credit costs	28	**37,541**	41,927	-4,386	215,485

<Number of subsidiaries/ affiliates>

	June 2007	Mar. 2007	Change
Consolidated subsidiaries	**35**	34	1
Affiliates (subject to the equity method)	**7**	7	-

(Non-consolidated)

		Millions of Yen			
		1Q			Full FY2006
		FY2007	FY2006	Change	
Gross profit	1	**58,870**	62,831	-3,960	296,416
Gross profit before credit costs (1 - 4)	2	**58,870**	62,700	-3,829	297,776
Net trust fees	3	**10,047**	10,937	-890	73,226
Principal guaranteed trust a/c credit costs	4	**-**	130	-130	-1,360
Trust fees from principal guaranteed trust a/c	5	**1,217**	2,520	-1,302	16,356
Net capital gains on sale of securities	6	**-**	-0	0	-0
Other trust fees	7	**8,829**	8,285	543	58,230
Net interest income	8	**33,483**	35,287	-1,804	145,735
Net fees and commissions	9	**12,267**	10,211	2,056	57,748
Net gains on trading	10	**2,417**	1,239	1,177	8,144
Others	11	**654**	5,154	-4,500	11,560
Net capital gains on bonds	12	**119**	-357	477	-1,179
Net gains on financial derivatives	13	**-3,548**	2,358	-5,906	-352
General and administrative expenses	14	**-31,087**	-29,091	-1,996	-121,856
Net business profit before credit costs (1 - 4 + 14)	15	**27,783**	**33,609**	**-5,825**	**175,920**
excluding Net capital gains on bonds (15-6-12)	16	**27,664**	33,966	-6,302	177,099
Net transfer to general reserves	17	**-**	-	-	-18,878
Net business profit	18	**27,783**	33,739	-5,956	155,681
Net non-recurring profit	19	**-2,161**	385	-2,546	-21,130
Net gains on stocks	20	**582**	981	-398	5,096
Banking a/c net credit costs	21	**-185**	280	-466	-20,289
Others	22	**-2,558**	-876	-1,682	-5,937
Net operating income	23	**25,621**	**34,124**	**-8,503**	**134,551**
Extraordinary income	24	**11,624**	1,441	10,183	-2,054
Reversal of reserves(*)	25	**1,473**	1,340	132	-
Gains on return of securities from retirement benefits trust	26	**9,969**	-	9,969	-
Net income before income taxes	27	**37,246**	35,566	1,680	132,497
Income taxes	28	**-12,649**	-3,765	-8,884	-48,046
Deferred income taxes	29	**41**	-8,881	8,922	-2,636
Net income	30	**24,638**	**22,919**	**1,718**	**81,813**

(*) Due to the reversal of reserves, the amount is included in the extraordinary income.

Total credit costs (4 + 17 + 21 + 25)	31	**1,287**	1,751	-464	-40,527

2. Forecast for FY2007

There is no change in the forecast of business performance and dividend for the full FY2007, which we announced on May 21, 2007.

<For reference>

(Consolidated)

	Billions of Yen				
	Forecast for FY2007		1QFY2007	Full FY2006	Change
	Full FY2007 (A)	1HFY2007	(Actual)	(Actual) (B)	(A)-(B)
Net business profit before credit costs	**220.0**	105.0	37.5	215.4	4.5
Net operating income	**185.0**	90.0	33.9	170.1	14.8
Net income	**120.0**	55.0	24.5	103.8	16.1

(Non-consolidated)

	Billions of Yen				
	Forecast for FY2007		1QFY2007	Full FY2006	Change
	Full FY2007 (A)	1HFY2007	(Actual)	(Actual) (B)	(A)-(B)
Net business profits before credit costs	**180.0**	85.0	27.7	175.9	4.0
Net operating income	**155.0**	75.0	25.6	134.5	20.4
Net income	**100.0**	45.0	24.6	81.8	18.1
Total credit costs	**-25.0**	-10.0	1.2	-40.5	15.5
Dividend per common stock (Yen)	**18.00**	9.00	-	17.00	1.00
Consolidated dividend payout ratio	**25.1%**	———	———	27.4%	-2.3%

Note: Forecast is subject to change.

3. BIS capital adequacy ratio

(Consolidated)

	June 2007	Mar. 2007
BIS capital adequacy ratio	**11.28%**	11.40%
Tier I ratio	**6.30%**	6.46%
Total capital	**1,837.2**	1,809.3
Tier I	**1,026.9**	1,025.8
Total risk adjusted assets	**16,285.2**	15,860.5
Required capital (*)	**1,302.8**	1,268.8

(*) 8% of Total risk adjusted assets

(Non-consolidated)

	June 2007	Mar. 2007
BIS capital adequacy ratio	**12.35%**	12.30%
Tier I ratio	**6.96%**	6.98%
Total capital	**1,918.4**	1,871.8
Tier I	**1,081.8**	1,062.8
Total risk adjusted assets	**15,532.8**	15,214.9
Required capital (*)	**1,242.6**	1,217.1

(*) 8% of Total risk adjusted assets

4. Assets classified under the Financial reconstruction law (After partial direct write-offs)

Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen		
	June 2007	Mar. 2007	Change
Assets classified under the Financial reconstruction law (a)	**119,658**	117,550	2,107
Loans in bankrupt and practically bankrupt	**6,695**	6,499	196
Doubtful loans	**60,767**	58,463	2,303
Substandard loans (b)	**52,195**	52,587	-391
Ordinary assets	**12,175,446**	11,966,308	209,137
Loans to substandard debtors (excluding substandard loans) (c)	**30,835**	30,154	681
Loans to special mention debtors (excluding (b) and (c))	**674,557**	703,710	-29,152
Loans to ordinary debtors	**11,470,052**	11,232,443	237,609
Total loan balance (d)	**12,295,104**	12,083,858	211,245
Ratio to total loan balance (a) / (d)	**1.0%**	1.0%	0.0%
Loans to substandard debtors (b)+(c)	**83,031**	82,741	289

Note: Result of self-assessment as of June 30, 2007 is reflected on the disclosed figures.

5. Ending balance of loans (Non-consolidated)

	Millions of Yen		
	June 2007	Mar. 2007	Change
Banking account	**10,993,752**	10,797,440	196,312
Trust account (Principal guaranteed)	**417,087**	428,943	-11,855
Total	**11,410,840**	11,226,383	184,457

6. Ending balance of domestic deposits classified by depositors (Domestic branches)

	Millions of Yen		
	June 2007	Mar. 2007	Change
Individuals	**8,023,180**	7,998,206	24,973
Deposits (*)	**7,154,108**	7,073,347	80,761
Trust principal (Principal guaranteed)	**869,071**	924,859	-55,788
Corporations and other organizations	**2,761,742**	3,001,511	-239,768
Deposits (*)	**2,131,139**	2,328,093	-196,953
Trust principal (Principal guaranteed)	**630,603**	673,417	-42,814
Others	**810,597**	825,946	-15,348
Total	**11,595,520**	11,825,664	-230,143

(*) Excluding NCDs and offshore accounts

7. Unrealized gains/ losses on investment securities

(1) Held-to-maturity debt securities with market value
(Consolidated)

	Millions of Yen							
	June 2007			Mar. 2007			Change of book value	Change of net
	Book value	Market value	Net	Book value	Market value	Net		
Japanese government bonds	**499,505**	**495,263**	**-4,241**	502,183	501,472	-711	-2,678	-3,530
Japanese local government bonds	**100**	**99**	**-0**	100	99	-0	-	-0
Japanese corporate bonds	**187,836**	**186,723**	**-1,112**	204,292	203,361	-930	-16,455	-181
Others	**292**	**319**	**27**	295	322	27	-2	-0
Foreign bonds	**292**	**319**	**27**	295	322	27	-2	-0
Total	**687,733**	**682,407**	**-5,326**	706,871	705,256	-1,614	-19,137	-3,712

(Non-consolidated)

	Millions of Yen							
	June 2007			Mar. 2007			Change of book value	Change of net
	Book value	Market value	Net	Book value	Market value	Net		
Japanese government bonds	**499,160**	**494,922**	**-4,238**	501,839	501,130	-709	-2,678	-3,529
Japanese local government bonds	**-**	**-**	**-**	-	-	-	-	-
Japanese corporate bonds	**187,836**	**186,723**	**-1,112**	204,292	203,361	-930	-16,455	-181
Others	**-**	**-**	**-**	-	-	-	-	-
Foreign bonds	**-**	**-**	**-**	-	-	-	-	-
Total	**686,996**	**681,646**	**-5,350**	706,131	704,491	-1,639	-19,134	-3,711

(2) Available-for-sale securities with market value
(Consolidated)

	Millions of Yen							
	June 2007			Mar. 2007			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	497,781	1,014,891	517,110	481,914	989,188	507,273	15,866	9,836
Japanese bonds	1,008,720	996,402	-12,317	955,035	951,480	-3,555	53,684	-8,762
Government bonds	687,952	678,001	-9,951	623,930	621,497	-2,433	64,022	-7,518
Local government bonds	46,106	45,489	-616	62,061	61,884	-177	-15,955	-438
Corporate bonds	274,661	272,911	-1,749	269,042	268,098	-944	5,618	-805
Others	2,392,746	2,377,271	-15,474	2,150,581	2,143,336	-7,245	242,164	-8,229
Foreign stocks	3	27	23	3	27	24	-0	-0
Foreign bonds	1,921,970	1,886,069	-35,901	1,692,225	1,672,190	-20,035	229,744	-15,865
Others	470,772	491,174	20,402	458,352	471,117	12,765	12,420	7,636
Total	3,899,247	4,388,565	489,317	3,587,532	4,084,004	496,472	311,715	-7,155

(Non-consolidated)

	Millions of Yen							
	June 2007			Mar. 2007			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	497,570	1,013,908	516,338	481,705	988,215	506,509	15,864	9,828
Japanese bonds	1,008,720	996,402	-12,317	955,035	951,480	-3,555	53,684	-8,762
Government bonds	687,952	678,001	-9,951	623,930	621,497	-2,433	64,022	-7,518
Local government bonds	46,106	45,489	-616	62,061	61,884	-177	-15,955	-438
Corporate bonds	274,661	272,911	-1,749	269,042	268,098	-944	5,618	-805
Others	2,342,230	2,326,702	-15,528	2,100,669	2,093,421	-7,247	241,561	-8,280
Foreign stocks	-	-	-	-	-	-	-	-
Foreign bonds	1,895,453	1,859,946	-35,507	1,662,977	1,643,451	-19,526	232,476	-15,981
Others	446,777	466,755	19,978	437,691	449,970	12,278	9,085	7,700
Total	3,848,521	4,337,013	488,491	3,537,410	4,033,116	495,706	311,111	-7,214

8. Breakdown of profit by business group (Gross profit before credit costs)

(Non-consolidated)

	Billions of Yen		
	1QFY2007	1QFY2006	Change
Retail financial services	22.5	18.6	3.9
Wholesale financial services	23.5	22.6	0.9
Stock transfer agency	4.9	5.0	-0.0
Global Markets	7.8	17.1	-9.3
Fiduciary services	7.8	7.2	0.6
Pension asset management	3.6	4.2	-0.6
Securities processing	4.2	2.9	1.2
Real estate	4.3	4.4	-0.1
Fees paid for outsourcing	-5.4	-6.0	0.6
Stock transfer agency	-3.1	-3.2	0.0
Fiduciary services	-2.3	-2.8	0.5
Others (*)	-1.6	-1.2	-0.4
Gross profit before credit costs	58.8	62.7	-3.8

(*) Managerial accounting basis. Net of dividend income, cost of capital sourcing and head office expense is included.

9. Loans by industry

(Non-consolidated)

	Millions of Yen						
	June 2007				Mar. 2007		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Mar. 2007	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches (excluding offshore)	9,980,922	567,742	10,548,665	-18,230	9,974,906	591,989	10,566,895
Manufacturing	1,403,887	25,806	1,429,694	107,390	1,297,427	24,877	1,322,304
Agriculture, forestry, fishing, mining	24,614	-	24,614	-1,815	26,429	-	26,429
Construction	138,644	1,575	140,219	-4,785	143,429	1,575	145,004
Energy and utilities	150,099	2,032	152,131	-10,232	159,684	2,679	162,364
Communication	128,819	313	129,133	-7,467	135,285	1,315	136,600
Transportation	667,892	9,895	677,787	-5,806	673,541	10,052	683,593
Wholesale and retail	864,268	10,880	875,148	-24,374	887,520	12,003	899,523
Finance and insurance	1,812,575	41,025	1,853,600	-99,039	1,901,677	50,961	1,952,639
Real estate	1,471,022	10,175	1,481,198	57,661	1,413,205	10,330	1,423,536
Various services	1,228,157	192,398	1,420,555	-27,693	1,252,938	195,310	1,448,249
Others	2,090,940	273,640	2,364,581	-2,069	2,083,767	282,882	2,366,650
Overseas branches and offshore	1,012,830	-	1,012,830	190,296	822,533	-	822,533
Total	10,993,752	567,742	11,561,495	172,065	10,797,440	591,989	11,389,429

(*) Trust a/c is principal guaranteed trust a/c.

10. Balance of mutual fund/ annuity (for retail customers)

(Non-consolidated)

	Billions of Yen		
	June 2007	Mar. 2007	Change
Mutual fund	1,448.8	1,333.5	115.3
Annuity	514.5	490.1	24.3
Total	1,963.3	1,823.7	139.6

11. Trust accounts

(Non-consolidated)

	Millions of Yen		
	June 2007	Mar. 2007	Change
<Assets>			
Loans and bills discounted	**567,742**	591,989	-24,246
Investment securities	**11,071,488**	10,496,104	575,383
Money held in trust	**53,740,128**	50,601,325	3,138,802
Securities held in custody accounts	**404,756**	399,129	5,626
Money claims	**7,778,577**	7,058,417	720,159
Tangible fixed assets	**3,906,774**	3,854,098	52,675
Intangible fixed assets	**23,865**	23,865	0
Other claims	**2,763,958**	2,524,875	239,083
Call loans	**2,200**	3,800	-1,600
Loans to banking account	**1,250,177**	1,319,548	-69,371
Cash and due from banks	**247,334**	276,793	-29,459
Total assets	**81,757,003**	77,149,949	4,607,054
<Liabilities>			
Money trust	**22,189,615**	21,369,242	820,372
Pension trust	**7,285,933**	6,970,683	315,250
Property formation benefit trusts	**7,878**	8,207	-328
Loan trusts	**617,937**	685,561	-67,623
Securities investment trusts	**18,645,163**	16,912,419	1,732,744
Money entrusted, other than money trusts	**3,180,235**	3,020,418	159,817
Securities trusts	**14,469,215**	13,535,165	934,049
Money claims trusts	**7,386,765**	6,740,747	646,017
Equipment trusts	**437**	1,147	-710
Land and fixtures trusts	**143,552**	146,802	-3,250
Composite trusts	**7,830,267**	7,759,552	70,715
Other trusts	**0**	0	-
Total liabilities	**81,757,003**	77,149,949	4,607,054

END